SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________________

Commission File No. 1-14787

Delphi Personal Savings Plan for Hourly-Rate Employees in the United States
(Full title of the plan)

DELPHI CORPORATION
5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000:	
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
SIGNATURE	11
EXHIBIT:	
Independent Auditor's Consent	13

INDEPENDENT AUDITORS' REPORT

Delphi Personal Savings Plan for Hourly-Rate Employees in the United States:

We have audited the accompanying statements of net assets available for benefits of the Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

Detroit, Michigan
June 24, 2002

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000
ASSETS -		
Investment in master trust (Note 3)	$ 961,573	$ 835,982
NET ASSETS AVAILABLE FOR BENEFITS	$ 961,573	$ 835,982

See notes to financial statements.

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Contributions:		
Participants	$ 156,567	$ 181,968
Employer	6,594	8,009
Rollover	1,593	4,620
Net transfers from participating plans	32,315	160,133
Total additions	197,069	354,730
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Net investment loss from the master trust and participant loans (Note 3)	25,108	63,540
Benefits paid to participants or beneficiaries	45,579	36,591
Administrative expenses	791	123
Total deductions	71,478	100,254
NET INCREASE	125,591	254,476
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	835,982	581,506
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 961,573	$ 835,982

See notes to financial statements.

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

General – Delphi Corporation ("Delphi"), formerly Delphi Automotive Systems Corporation, established the Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation ("GM"), which was effective on May 28, 1999.

Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. The Executive Committee of Delphi's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). This Committee designated General Motors Asset Management ("GMAM") as a named fiduciary and investment advisor to the Plan. State Street Bank and Trust Company acts as the Plan's trustee and Fidelity Investment Retirement Services Company acts as the Plan's recordkeeper. Certain costs of Plan administration are paid by Delphi.

The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

Participant Contributions - An eligible participant employed by Delphi (an "Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 25% of eligible weekly earnings as defined in the Plan, up to the maximum IRS 401(k) limit of $10,500 for 2001. Employees may also contribute to the Plan on an after-tax basis. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing payment from the Delphi Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, effective January 1, 2002, the Plan was amended to allow pre-tax contributions up to 40%, with total maximum annual Eligible Employee contributions the lesser of $40,000 or 40% of eligible weekly earnings.

Employer Contributions - For certain employees hired on or after January 1, 1994, Delphi contributes an amount equal to a certain percent (based on local units' competitive hire agreements) of eligible weekly earnings to such participants' accounts in the form of Delphi's common stock. Such participants must be in the Plan for at least three years to be vested in employer contributions, at which time such contributions may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

Fund Exchanges - Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions indicated above.

Participant Withdrawals - A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

New Transfers from Participating Plans - Due to changes in the participants' employment status, the assets of participants previously enrolled in the General Motors Personal Savings Plan and other Delphi plans were transferred into the Plan while certain participants transferred their assets to other Delphi plans. In 2000, certain participants of both the Plan and the Delphi Income Security Plan for Hourly-Rate Employees (the "ISP") had the option to request a one-time transfer of their assets from the ISP to the Plan.

Investment Options - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

- *Delphi Common Stock Fund* - Contributions are invested in Delphi common stock.

- *Promark Funds* - This investment option is comprised of many investment funds managed by GMAM, a registered investment advisor. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMAM fund managers invest in a wide variety of investments. Complete information about each Promark Fund's objectives is described in the Plan's prospectus.

- *Fidelity Mutual Funds* - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

Other Investments - Certain assets of former investment options are treated as follows:

- *Electronic Data Systems Corporation (EDS) Common Stock Fund* - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

- *Raytheon Class A Common Stock Fund* - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

- *GM Common Stock Funds* - No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information - Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and Fidelity Mutual Funds shall be invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund shall be invested in the Promark Income Fund.

Participant Loans - Once each year, participants may borrow from their plan accounts. The amount and terms for the loans are limited under the Plan. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Plan.

Administrative Expenses – Administrative expenses consist of a 1% redemption fee on Delphi Common Stock assets held for less than 30 days. The redemption fee is paid to the fund and helps protect the fund's performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of Plan administration are paid by Delphi.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

- The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

- Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

- Security transactions are recorded on the trade date.

- Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Plan.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3. THE MASTER TRUST

The Plan's investment advisor and named fiduciary, GMAM established the Delphi Savings Trust (the "master trust"), formerly the Delphi Automotive Systems Savings Trust, pursuant to a trust agreement between GMAM and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. As of January 1, 2000, all assets of the Delphi Income Security Plan for Hourly-Rate Employees were transferred to the master trust. All assets of the ASEC Manufacturing Savings Plan and the Delphi Mechatronic Systems Savings-Stock Purchase Program were transferred to the master trust as of January 1, 2001 and June 1, 2001, respectively.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Plan's participants invest. The net investment income of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan's interest in each master trust investment fund, as compared with the total interest of all the participating plans in each master trust investment fund at the beginning of the month.

As of December 31, 2001 and 2000, the Plan had approximately a 28% and 25% interest in the master trust, respectively.

The net assets available for benefits of all participating plans in the master trust at December 31, 2001 and 2000 is summarized as follows (dollars in thousands):

	2001	2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$ 1,219,498	$ 1,335,638
Common and collective trusts	1,345,348	1,164,805
Commingled common stock funds *	716,659	703,945
U.S. government securities	32,961	32,105
Corporate debt instruments	8,829	6,123
Loans secured by mortgages	2,068	3,734
Cash	389	3,278
Loans	151,640	159,202
Net assets available for benefits	$ 3,477,392	$ 3,408,830

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the Common and collective trust line. Such investments are commingled with GM investments in funds administered by GMAM.

The net investment loss of all participating plans in the master trust for the years ended December 31, 2001 and 2000 is summarized as follows (dollars in thousands):

	2001	2000
Interest and dividends	$ 51,410	$ 176,349
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	(233,985)	(292,274)
Common and collective trusts	4,464	(2,437)
Commingled common stock funds	73,570	(215,065)
Other	3,548	3,823
Total net depreciation in fair value of investments	(152,403)	(505,953)
Total investment loss	$ (100,993)	$ (329,604)

4. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, Delphi has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

5. FEDERAL INCOME TAXES

On May 24, 2000, the Plan was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k) and 4975 (e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan has applied for, but not yet received, an updated determination letter from the IRS related to subsequent amendments to the Plan. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Personal Savings Plan for Hourly-Rate Employees in the United States
(Name of Plan)

June 27, 2002

By: ______________________
Michael S. Fligstein
Director, Pension and Welfare Benefit Plans

Exhibit Index

Exhibit No.	**Description**
23	Independent Auditor's Consent

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-69010, 333-32552, and 333-78895 of Delphi Corporation on Form S-8 of our report dated June 24, 2002, appearing in this Annual Report on Form 11-K of Delphi Corporation Personal Savings Plan for Hourly-Rate Employees in the United States for the year ended December 31, 2001.

Deloitte & Touche LLP

Detroit, Michigan
June 27, 2002